UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 2-7793

THE UNION LIGHT, HEAT AND POWER COMPANY

(Exact name of registrant as specified in its charter)

139 East Fourth Street
Cincinnati, Ohio 45202
(513) 421-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.50% Debentures due 2008
7.875% Debentures due 2009
5.00% Debentures due 2014

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(l)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☒

Approximate number of holders of record as of the certification or notice date:

6.50% Debentures due 2008 - 22 holders of record at 5/3/06

7.875% Debentures due 2009 - 12 holders of record at 5/3/06

5.00% Debentures due 2014 - 5 holders of record at 5/1/06

Pursuant to the requirements of the Securities Exchange Act of 1934, The Union Light, Heat and Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE UNION LIGHT, HEAT AND POWER COMPANY

Date: May 8, 2006	By:	/s/ David S. Maltz
		Name:	David S. Maltz
		Title:	Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.